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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
APR 01 2013
Washington DC
400

SEC FILE NUMBER
8- 49740

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2012 (MM/DD/YY) AND ENDING January 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.W. Sherwold Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22994 El Toro Road
(No. and Street)

Lake Forest	California	92630
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary W. Sherwold (949) 470-0700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary W. Sherwold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.W. Sherwold Associates, Inc., as of January 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CALIFORNIA
County of ORANGE
Subscribed ans sworn to (or affirmed) before me on this 4th day of MARCH, 2013 by GARY W SHERWOLD proved to me on the basis of satisfactory evidences to be the person who appeared beofre me.

[signature]
Notary Public

[signature]
Signature

PRESIDENT
Title

A. HARPER
Commission No. 1915569
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires DECEMBER 6, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G.W. Sherwold Associates, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended January 31, 2013


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
G.W. Sherwold Associates, Inc.:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of G.W. Sherwold Associates, Inc., (the Company) as of January 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND SEATTLE

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.W. Sherwold Associates, Inc. as of January 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 28, 2013

G.W. Sherwold Associates, Inc.
Statement of Financial Condition
January 31, 2013

Assets

Cash	$	199,567
Accounts receivable		3,150
Receivable from related party		62,100
Property and equipment, net		209,061
Total assets	$	473,878

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	49,888
Income taxes payable		94,949
Payroll taxes payable		735
Total liabilities		145,572

Commitments and contingencies

Stockholder's equity

Common stock, no par value, 100,000 shares authorized, 1,010 shares issued and outstanding		1,010
Additional paid-in capital		9,552
Retained earnings		317,744
Total stockholder's equity		328,306
Total liabilities and stockholder's equity	$	473,878

The accompanying notes are an integral part of these financial statements.

G.W. Sherwold Associates, Inc.
Statement of Income
For the Year Ended January 31, 2013

Revenues	
Commissions	$ 1,516,985
Total revenues	1,516,985
Expenses	
Employee compensation and benefits	676,573
Administrative fees	158,022
Occupancy and equipment rental	210,400
Professional fees	17,832
Other operating expenses	200,292
Total expenses	1,263,119
Net income (loss) before income tax provision	253,866
Income tax provision	95,750
Net income (loss)	$ 158,116

The accompanying notes are an integral part of these financial statements.

G.W. Sherwold Associates, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended January 31, 2013

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 31, 2012	$ 1,010	$ 9,552	$ 159,628	$ 170,190
Net income (loss)	-	-	158,116	158,116
Balance at January 31, 2013	$ 1,010	$ 9,552	$ 317,744	$ 328,306

The accompanying notes are an integral part of these financial statements.

G.W. Sherwold Associates, Inc.
Statement of Cash Flows
For the Year Ended January 31, 2013

Cash flow from operating activities:		
Net income (loss)		$ 158,116
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ 17,144	
(Increase) decrease in assets:		
Commissions receivable	1,253	
Receivable from related party	5,400	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(48,403)	
Income taxes payable	88,635	
Payroll taxes payable	(11,745)	
Total adjustments		52,284
Net cash provided by (used in) operating activities		210,400
Cash flow from investing activities:		
Leasehold Improvements and equipment	(204,876)	
Net cash provided by (used in) in investing activities		(204,876)
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		5,524
Cash at beginning of year		194,043
Cash at end of year		$ 199,567
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

G.W. Sherwold Associates, Inc.
Notes to Financial Statements
January 31, 2013

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

G.W. Sherwold Associates, Inc. (the "Company") was incorporated in the State of California on April 14, 1994. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including the sale of variable life annuities and mutual funds. The Company conducts all of its activities with customers located in Southern California.

The Company is affiliated through common ownership with Associated Suites, Ltd. ("Associated").

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company introduced all of its securities transactions on a "subscription way basis", whereby all customers' securities applications and checks are submitted directly to the mutual fund company or variable annuity provider. As of January 31, 2013, accounts receivable representing receivable from mutual fund and variable annuity providers totaled $3,150.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Advertising and marketing costs are expensed as incurred. For the year ended January 31, 2013, the Company included $15,726 of advertising and markerting costs in other operating expenses.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 28, 2013, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

G.W. Sherwold Associates, Inc.
Notes to Financial Statements
January 31, 2013

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Leasehold improvements	$	194,819	7
Computers		93,471	5
Furniture & equipment		169,230	7
Total cost of property and equipment		457,520	
Less: accumulated depreciation		(248,459)	
Property and equipment, net	$	209,061	

Depreciation expense for the year ended January 31, 2013 was $17,144.

Note 3: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

		Current
Federal	$	73,447
State		22,303
Total income tax expense (benefit)	$	95,750

Note 4: RETIREMENT PLAN

The Company has a defined contribution plan ("Plan") covering substantially all of its employees. Employees are required to have attained the age of 21 and to have completed one year of service in order to be eligible to participate in the Plan. The Plan does not provide for matching contributions from the employer, but the employer may make annual discretionary contributions to the Plan. For the year ended January 31, 2013, the Company did not make any contributions.

G.W. Sherwold Associates, Inc.
Notes to Financial Statements
January 31, 2013

Note 5: RELATED PARTY TRANSACTIONS

In December of 2006, the Company entered into a service agreement with Associated for certain business management services for the Company. During the year ended January 31, 2013, the Company also entered into an expense sharing agreement whereby the Company reimburses Associated for certain administrative services. Under these agreements, for the year ended January 31, 2013, the Company paid $158,022 for administrative fees which is reflected on the Statement of Income.

The Company also has a month-to-month office lease agreement with Associated. Total occupancy expense for the year ended January 31, 2013, was $210,400.

For the year ended January 31, 2013, a total of $48,100 is owed by the Company's sole shareholder and is included in receivables from related party on the Statement of Financial Condition.

Under terms of a promissory note dated December 21, 2011whereby the Company loaned one of its employees $20,000, the loan is to be paid back in 36 months and accrues interest on the remainder of the principal loan at a rate of three percent per annum. The balance of the loan as of January 31, 2013 is $14,000, also included under receivables from related party on the Statement of Financial Condition.

It is possible that the terms of certain of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 6: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into two lease agreements for office equipment under a sixty month, non-cancellable lease commencing in September of 2011. One lease allows for an early buy-out after 60 months (5 years) at a cost of $1.

Note 7: COMMITMENTS AND CONTINGENCIES

(Continued)

At January 31, 2013, the minimum annual payments are as follows:

Year Ending January 31,		
2014	$	4,913
2015		4,913
2016		4,913
2017 & thereafter		2,866
	$	17,605

During the year ended January 31, 2013, the Company paid $7,609 for leased equipment under these agreements.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2012, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

(Continued)

ASU No.	Title	Effective Date
2011-04	Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (May 2011).	After December 15, 2011
2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011
2011-08	Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment (September 2011).	After December 15, 2011
2011-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (December 2011).	After January 1, 2013
2011-12	Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (December 2011).	After December 15, 2011
2012-02	Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment (July 2012).	After September 15, 2012

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

G.W. Sherwold Associates, Inc.
Notes to Financial Statements
January 31, 2013

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on January 31, 2013, the Company had net capital of $57,145 which was $47,440 in excess of its required net capital of $9,705; and the Company's ratio of aggregate indebtedness ($145,572) to net capital was 2.55 to 1, which is less than the 15 to 1 maximum allowed.

Note 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $92,072 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 149,217
Adjustments:		
Retained earnings	$ (108,405)	
Non-allowable assets	16,333	
Total adjustments		(92,072)
Net capital per audited statements		$ 57,145

G.W. Sherwold Associates, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of January 31, 2013

Computation of net capital				
Common stock	$	1,010		
Additional paid-in capital		9,552		
Retained earnings		317,744		
Total stockholder's equity			$	328,306
Less: Non-allowable assets				
Receivable from related party		(62,100)		
Property and equipment, net		(209,061)		
Total non-allowable assets				(271,161)
Net capital				57,145
Computation of net capital requirements				
Minimum net capital requirements				
6 2/3 percent of net aggregate indebtedness	$	9,705		
Minimum dollar net capital required	$	5,000		
Net capital required (greater of above)				(9,705)
Excess net capital			$	47,440
Ratio of aggregate indebtedness to net capital		2.55 : 1		

There was a difference of $92,072 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated January 31, 2013 (See Note 10).

G.W. Sherwold Associates, Inc.
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of January 31, 2013

A computation of reserve requirements is not applicable to G.W. Sherwold Associates, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

G.W. Sherwold Associates, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of January 31, 2013

Information relating to possession or control requirements is not applicable to G.W. Sherwold Associates, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

G.W Sherwold Associates, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to Rule 17a-5

For the Year Ended January 31, 2013


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
G.W Sherwold Associates, Inc.:

In planning and performing our audit of the financial statements of G.W Sherwold Associates, Inc. (the Company), as of and for the year ended January 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles New York Oakland Seattle

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Control deficiencies are noted below under material weaknesses.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

The size of the business and the resultant limited number of employees imposes the practical limitations on the effectiveness of those internal control policies and procedures that depends on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at January 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 28, 2013

G.W Sherwold Associates, Inc.

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e) 4

For the Period Ended January 31, 2013


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
G.W Sherwold Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period ended January 31, 2013, which were agreed to by G.W Sherwold Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating G.W Sherwold Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). G.W Sherwold Associates, Inc.'s management is responsible for the G.W Sherwold Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the period ended January 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the period ended January 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by G.W Sherwold Associates, Inc. supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 28, 2013

G.W. Sherwold Associates, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended January 31, 2013

	Amount	
Total assessment	$	1,642
SIPC-6 general assessment Payment made on August 13, 2012		(754)
SIPC-7 general assessment Payment made on February 12, 2013		(888)
Total assessment balance (overpayment carried forward)	$	-

G.W Sherwold Associates, Inc.

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e) 4

For the Period Ended January 31, 2013


BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
G.W Sherwold Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period ended January 31, 2013, which were agreed to by G.W Sherwold Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating G.W Sherwold Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). G.W Sherwold Associates, Inc.'s management is responsible for the G.W Sherwold Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the period ended January 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the period ended January 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by G.W Sherwold Associates, Inc. supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com

LOS ANGELES NEW YORK OAKLAND SEATTLE

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 28, 2013

G.W. Sherwold Associates, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended January 31, 2013

	Amount
Total assessment	$ 1,642
SIPC-6 general assessment Payment made on August 13, 2012	(754)
SIPC-7 general assessment Payment made on February 12, 2013	(888)
Total assessment balance (overpayment carried forward)	$ -